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09057381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor

(No. and Street)

New York   New York   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri   (212) 651-6023

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Robert Granieri_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm _Jane Street Trading, LLC_, as of _____December 31, 2008_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
by _R̶o̶b̶e̶r̶t̶ ̶S̶t̶e̶m̶_
Signature

_____
Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Eisner LLP
Accountants and Advisors

JANE STREET TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JANE STREET TRADING, LLC

CONTENTS
December 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Trading, LLC

We have audited the accompanying statement of financial condition of Jane Street Trading, LLC (a wholly owned subsidiary of Jane Street Holding, LLC) (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Trading, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2009

Independent Member of Baker Tilly International

December 31, 2008

ASSETS

Cash	$	92,644,897
Due from broker		964,881
Securities owned, at fair value		222,931,366
Due from affiliates		153,712
Other assets		84,769
Total assets	$	316,779,625

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to brokers	$	78,738,605
Securities sold, not yet purchased, at fair value		87,243,004
Due to Parent		14,341,584
Due to affiliates		5,555,203
Accrued expenses and other liabilities		1,527,905
Total liabilities		187,406,301
Member's equity		129,373,324
Total liabilities and member's equity	$	316,779,625

1. Nature of operations

Jane Street Trading, LLC (the "Company"), a wholly owned subsidiary of Jane Street Holding, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the NYSE Alternext, the COMEX Division of NYMEX and the Archipelago Exchange.

2. Summary of significant accounting policies

Basis of presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which requires the use of estimates by management.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Cash

The Company at times maintains cash in deposit accounts in excess of the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Securities owned and securities sold, not yet purchased, by the Company are valued at their market prices. All resulting gains and losses are reflected in Member's equity.

Translation of Foreign Currencies

Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore no tax provision has been made in the accompanying financial statement.

The Company is responsible for paying taxes to the Japanese government, in connection with its branch office in Japan.

2. Summary of significant accounting policies (continued)

FAS 157

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157") SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

New Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statement. Management has not assessed the impact of FIN 48 on its financial position, and has not determined if the adoption of FIN 48 will have a material effect on this financial statement.

3. Fair Value of Financial Instruments

The Company adopted SFAS No. 157, "Fair Value Measurements," on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial statement.

		Fair Value	Fair Value Hierarchy
Assets			
Securities	$	222,902,254	Level 1
Securities		29,112	Level 2
	$	222,931,366	
Liabilities			
Securities	$	87,231,349	Level 1
Securities		11,655	Level 2
	$	87,243,004	

4. Due to and due from brokers and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by three brokers. For financial reporting purposes, amounts due to and due from brokers have been offset against amounts due to and due from the same brokers for securities sold, not yet purchased, and other items.

At December 31, 2008, substantially all of the Securities owned and Securities sold, not yet purchased, and the amounts Due from brokers reflected in the Statement of Financial Condition are security positions with and amounts due from primarily one broker. The securities serve as collateral for the amounts Due to brokers. Subject to clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

5. Related party transactions

The Parent, Jane Street Capital, LLC ("Capital"), Jane Street Global Trading, LLC ("JSGT"), and Jane Street Markets, LLC ("Markets") all affiliates of the Company, provide administrative services and office space, and pay certain operating expenses on behalf of the Company. The Company paid back certain amounts that it owed the Parent and Capital during the year. At December 31, 2008, the amounts Due to Parent and affiliates amounted to $19,896,787. Additionally, the Company pays certain operating expenses on behalf of other affiliates. At December 31, 2008 the amount Due from affiliates equaled $153,712.

6. Regulatory requirements

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $84,024,250, which exceeded the requirement of $1,428,313 by $82,595,937.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities include the purchase and sale of derivative financial instruments in the form of options, futures and forward currency contracts, and contracts for differences ("CFDs"). These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying Statement of Financial Condition at fair value.